Exhibit 99.1

News Release
NYSE, TSX: NTR

May 2, 2022 – all amounts are in US dollars except as otherwise noted

Nutrien Delivers Strong First Quarter Results

and Responds to Global Supply Uncertainties

Raising Full-Year Adjusted Net Earnings, Adjusted EBITDA and Potash Sales Volume Guidance

SASKATOON, Saskatchewan - Nutrien Ltd. (TSX and NYSE: NTR) announced today its first quarter 2022 results, with net earnings of $1.4 billion ($2.49 diluted net earnings per share). First quarter adjusted net earnings per share1 were $2.70 and adjusted EBITDA1 was $2.6 billion.

“Global agriculture and crop input markets are being impacted by a number of unprecedented supply disruptions that have contributed to higher commodity prices and escalated concerns for global food security. The situation emphasizes the need for long-term solutions that support a sustainable increase in global crop production,” commented Ken Seitz, Nutrien’s Interim President and CEO.

“Nutrien is responding by safely increasing potash production and utilizing our global supply chain to provide customers with the crop inputs and services they need for this critical growing season. We expect to generate higher earnings and cash flows in 2022, which provides an opportunity to accelerate our strategic initiatives that we believe will advance sustainable agriculture practices and create long-term value for all our stakeholders. This includes the potential to expand our low-cost fertilizer production capability, enhance our leading global distribution network and proprietary products business, and return additional cash to our shareholders,” added Mr. Seitz.

Highlights:

•

Nutrien generated record net earnings[2] of $1.4 billion and adjusted EBITDA of $2.6 billion in the first quarter of 2022 due to higher realized prices and strong Retail performance, more than offsetting a reduction in fertilizer sales volumes that was primarily due to a delayed start to the planting season in North America.

•

Nutrien raised full-year 2022 adjusted EBITDA guidance[1] and adjusted net earnings per share guidance[1] to $14.5 to $16.5 billion and $16.20 to $18.70 per share, respectively. Adjusted net earnings per share guidance includes our plans to allocate a minimum of $2 billion to share repurchases in 2022 on a balanced cadence throughout the year.

•

Nutrien Ag Solutions (“Retail”) delivered record first quarter adjusted EBITDA of $240 million, as a result of supportive market conditions in key regions where we operate. Retail sales and gross margin both increased by 30 percent in the first quarter of 2022 and cash operating coverage ratio[1] improved to 57 percent compared to 60 percent for the same period in 2021.

•

Potash adjusted EBITDA increased to $1.4 billion due to higher net realized selling prices. North American sales volumes decreased due to a delayed start to the planting season, with offshore volumes increasing as a result of strong global demand. On March 16, 2022, we announced our intention to increase potash production capability by nearly one million tonnes in response to the uncertainty of potash supply from Eastern Europe.

•

Nitrogen adjusted EBITDA increased to $995 million in the first quarter of 2022. Higher net realized selling prices more than offset higher natural gas costs and lower sales volumes due to unplanned production outages, along with the delayed start to the planting season in North America.

•	Phosphate adjusted EBITDA increased to $239 million in the first quarter of 2022, more than double the same period in 2021 due to higher net realized selling prices.

•	Nutrien repurchased approximately 9 million shares year-to-date as of April 29, 2022, under its normal course issuer bids, for a total of approximately $740 million.

1 These (and any related guidance, if applicable) are non-IFRS financial measures. See the “Non-IFRS Financial Measures” section for further information.

2 Net earnings from continuing operations.

Management’s Discussion and Analysis

The following management’s discussion and analysis (“MD&A”) is the responsibility of management and is dated as of May 2, 2022. The Board of Directors (“Board”) of Nutrien carries out its responsibility for review of this disclosure principally through its audit committee, comprised exclusively of independent directors. The audit committee reviews and, prior to its publication, approves this disclosure pursuant to the authority delegated to it by the Board. The term “Nutrien” refers to Nutrien Ltd. and the terms “we”, “us”, “our”, “Nutrien” and “the Company” refer to Nutrien and, as applicable, Nutrien and its direct and indirect subsidiaries on a consolidated basis. Additional information relating to Nutrien (which, except as otherwise noted, is not incorporated by reference herein), including our Annual Report dated February 17, 2022, which includes our annual audited consolidated financial statements and MD&A, and our Annual Information Form dated February 17, 2022, each for the year ended December 31, 2021, can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. No update is provided to the disclosure in our 2021 annual MD&A except for material information since the date of our annual MD&A. The Company is a foreign private issuer under the rules and regulations of the US Securities and Exchange Commission (the “SEC”).

This MD&A is based on and should be read in conjunction with the Company’s unaudited interim condensed consolidated financial statements as at and for the three months ended March 31, 2022 (“interim financial statements”) based on International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting”, unless otherwise noted. This MD&A contains certain non-IFRS financial measures and ratios and forward-looking statements, which are described in the “Non-IFRS Financial Measures” and the “Forward-Looking Statements” sections, respectively.

Market Outlook and Guidance

Agriculture and Retail

•

Global grain and oilseed inventories were well below historical average levels entering 2022 due to strong demand and less than expected supply in recent growing seasons. The Russia and Ukraine conflict has led to further tightening of crop export supplies and heightened global food security concerns. Prices for key crops such as corn, soybean and wheat are 50 to 90 percent above the 10-year average, providing a strong incentive for growers to increase production.

•

The US Department of Agriculture (“USDA”) expects combined planted acreage of US corn, soybeans, and cotton could set a record in 2022. Wet and cool weather delayed the start of the North American spring season and could impact planting decisions and the timing of input demand.

•

While drought conditions reduced the size of the South American soybean crop, the safrinha corn crop is reported to be in relatively good condition. Prospective corn and soybean margins remain well above historical average levels, and we expect strong demand for crop inputs in 2022.

•

Soil moisture conditions are favorable entering the Australian winter planting season as some of the drier areas in Western Australia have received rains and areas that have experienced flooding are not expected to materially change cropping area.

Crop Nutrient Markets

•

Russia and Belarus account for approximately 40 percent of global potash production and exports. Financial sanctions and other restrictions imposed on Russia and Belarus have significantly constrained supply with reported potash exports from the region approximately 20 percent lower in the first quarter of 2022 compared to the same period in 2021. As a result, we have reduced our projected range of global potash shipments to between 60 and 65 million tonnes in 2022. We are estimating a wider than normal range of global potash shipments given the level of uncertainty of supply from Russia and Belarus.

•

Global nitrogen supplies have tightened due to reduced availability from Russia, the largest global exporter of nitrogen products, as well as the Chinese government restrictions on urea exports. Russian natural gas supply uncertainty has also contributed to very high and volatile natural gas prices in Europe, which has led to reduced nitrogen operating rates in the region. While underlying agricultural and industrial fundamentals support nitrogen demand, tight supplies could constrain demand in markets such as Europe and in some regions of North America. We expect Henry Hub natural gas prices to average between $5.50 to $6.50 per MMBtu in 2022, well below import pricing levels in Europe and Asia.

•

Global phosphate supply has been impacted by a reduction in Russian and Chinese DAP and MAP fertilizer exports. Phosphate markets have been further supported by a significant increase in sulfur and ammonia costs.

Financial Guidance

•

We are raising our full-year 2022 adjusted EBITDA guidance[1] and full-year 2022 adjusted net earnings per share guidance[1] primarily due to the expectation of higher realized selling prices, increased potash sales volumes and higher Retail crop nutrients and crop protection products gross margins. Adjusted net earnings per share guidance includes our plans to allocate a minimum of $2 billion to share repurchases in 2022 on a balanced cadence throughout the year.

•

Nutrien has raised potash sales volume guidance to between 14.5 to 15.1 million tonnes in 2022. This incorporates our announcement on March 16, 2022 of our intention to increase potash production capability by nearly one million tonnes compared to previous expectations, with the majority of additional volume expected to be produced in the second half of 2022.

•	Nutrien has lowered nitrogen sales volume guidance to between 10.7 to 11.1 million tonnes in 2022. This reflects the impact of unplanned plant outages that occurred during the first quarter of 2022.

All guidance numbers, including those noted above are outlined in the table below. Refer to page 53 of Nutrien’s 2021 Annual Report for related assumptions and sensitivities.

	Guidance Ranges[1] as of
	May 2, 2022		February 16, 2022

(billions of US dollars, except as otherwise noted)	Low	High	Low	High

Adjusted net earnings per share [2]	16.20	18.70	10.20	11.80

Adjusted EBITDA [2]	14.5	16.5	10.0	11.2

Retail adjusted EBITDA	1.8	1.9	1.7	1.8

Potash adjusted EBITDA	7.5	8.3	5.0	5.5

Nitrogen adjusted EBITDA	5.0	5.8	3.2	3.6

Phosphate adjusted EBITDA (in US millions)	800	900	500	600

Potash sales tonnes (millions) [3]	14.5	15.1	13.7	14.3

Nitrogen sales tonnes (millions) [3]	10.7	11.1	10.8	11.3

Depreciation and amortization	2.0	2.1	2.0	2.1

Effective tax rate on adjusted earnings (%)	25.5	26.5	25	26

Sustaining capital expenditures [4]	1.2	1.3	1.2	1.3

  1  See the “Forward-Looking Statements” section.

  2  These are non-IFRS financial measures. See the “Non-IFRS Financial Measures” section.

  3  Manufactured product only. Nitrogen sales tonnes excludes ESN® products.

  4  This is a supplementary financial measure. See the “Other Financial Measures” section.

Consolidated Results

	Three Months Ended March 31
(millions of US dollars, except as otherwise noted)	2022	2021	% Change
Sales	7,657	4,658	64
Freight, transportation and distribution	203	211	(4)
Cost of goods sold	4,197	3,291	28
Gross margin	3,257	1,156	182
Expenses	1,258	878	43
Net earnings	1,385	133	941
Adjusted EBITDA [1]	2,615	806	224
Diluted net earnings per share	2.49	0.22	n/m
Adjusted net earnings per share [1]	2.70	0.29	831
Cash used in operating activities	(62)	(152)	(59)
Free cash flow [1]	1,814	476	281
Free cash flow including changes in non-cash operating working capital [1]	(256)	(316)	(19)

  1  These are non-IFRS financial measures. See the “Non-IFRS Financial Measures” section.

Net earnings and adjusted EBITDA increased significantly in the first quarter compared to the same period in 2021. This was mainly due to higher net realized selling prices from global supply uncertainties across our nutrient businesses. Cash flow used in operating activities decreased in the first quarter of 2022 compared to the same period in 2021 due primarily to higher net earnings.

1 These (and any related guidance, if applicable) are non-IFRS financial measures. See the “Non-IFRS Financial Measures” section for further information.

Segment Results

Our discussion of segment results set out on the following pages is a comparison of the results for the three months ended March 31, 2022 to the results for the three months ended March 31, 2021, unless otherwise noted.

 Nutrien Ag Solutions (“Retail”)

	Three Months Ended March 31

(millions of US dollars, except	Dollars			Gross Margin			Gross Margin (%)
as otherwise noted)	2022	2021	% Change	2022	2021	% Change	2022	2021
Sales

Crop nutrients	1,587	1,016	56	292	220	33	18	22

Crop protection products	1,387	1,085	28	282	176	60	20	16

Seed	458	463	(1)	66	69	(4)	14	15

Merchandise	234	230	2	41	38	8	18	17

Nutrien Financial	49	25	96	49	25	96	100	100

Services and other [1]	175	165	6	144	136	6	82	82
Nutrien Financial elimination [1,2]	(29)	(12)	142	(29)	(12)	142	100	100
	3,861	2,972	30	845	652	30	22	22
Cost of goods sold	3,016	2,320	30
Gross margin	845	652	30
Expenses [3]	755	721	5
Earnings (loss) before finance costs and taxes (“EBIT”)	90	(69)	n/m
Depreciation and amortization	169	177	(5)
EBITDA	259	108	140
Adjustments [4]	(19)	1	n/m
Adjusted EBITDA	240	109	120
1 Certain immaterial figures have been reclassified for the three months ended March 31, 2021.
2 Represents elimination for the interest and service fees charged by Nutrien Financial to Retail branches.
3 Includes selling expenses of $722 million (2021 – $667 million).
4 See Note 2 to the interim financial statements.

•

Adjusted EBITDA increased in the first quarter of 2022 due to higher sales and gross margins across most product categories and regions where we operate. This was supported by strong agriculture fundamentals, higher selling prices and growth in proprietary products sales. Retail cash operating coverage ratio[1] favorably declined to 57 percent in the first quarter of 2022 from 60 percent in the same period in 2021 due to significantly higher gross margin.

•

Crop nutrients sales and gross margin increased in the first quarter of 2022 due to higher selling prices. Gross margin per tonne increased compared to the same period in the prior year due to the timing of inventory purchases in a rising price environment. Sales volumes decreased due to a pull forward of sales into the fourth quarter of 2021 and delayed spring field activity in North America, partially offset by strong demand in South America and Australia.

•

Crop protection products sales and gross margin increased in the first quarter of 2022 due to higher prices, strong demand and favorable application conditions in Australia. Gross margin increase was supported by the reliability of our supply chain and strategic procurement in a rising price environment.

•

Seed sales decreased in the first quarter of 2022 primarily due to delayed North American field activity caused by wet and cool weather. This was partially offset by favorable weather conditions in Australia.

•

Merchandise sales increased in the first quarter of 2022 primarily driven by favorable market conditions in Australia, with increased flock and heard sizes along with higher fencing sales due to replacement from the Northeast flood damage.

•

Nutrien Financial sales increased in the first quarter of 2022 due to higher utilization and adoption of our programs, minimal credit loss due to strong credit evaluation and collection processes, as well as favorable market conditions driven by strong commodity pricing and government programs for our grower customers.

•

Services and other sales increased in the first quarter of 2022 compared to the same period in 2021 due to favorable conditions in Australia, in particular the livestock market with increased cattle prices.

1 This is a non-IFRS financial measure. See the “Non-IFRS Financial Measures” section for further information.

 Potash

	Three Months Ended March 31

(millions of US dollars, except	Dollars			Tonnes (thousands)			Average per Tonne
as otherwise noted)	2022	2021	% Change	2022	2021	% Change	2022	2021	% Change

Manufactured product

Net sales

North America	833	332	151	1,218	1,470	(17)	684	226	203

Offshore	1,017	279	265	1,825	1,687	8	557	166	236

	1,850	611	203	3,043	3,157	(4)	608	194	213

Cost of goods sold	305	291	5				100	92	9

Gross margin - total	1,545	320	383				508	102	398

Expenses [1]	251	64	292	Depreciation and amortization			37	39	(6)

EBIT	1,294	256	405	Gross margin excluding depreciation

Depreciation and amortization	112	124	(10)	and amortization - manufactured [2]			545	141	286

Adjusted EBITDA	1,406	380	270	Potash controllable cash cost of product manufactured [2]			50	49	2

 1  Includes provincial mining taxes of $249 million (2021 – $58 million).

 2  These are non-IFRS financial measures. See the “Non-IFRS Financial Measures” section.

•

Adjusted EBITDA increased in the first quarter of 2022 due to higher net realized selling prices, which more than offset a small reduction in total sales volumes and higher royalties and provincial mining taxes.

•

Sales volumes in the first quarter of 2022 decreased as wet and cool weather in North America delayed planting. Offshore sales volumes increased during the quarter due to strong demand, although were impeded by a Canadian Pacific Railway labor strike and weather-related issues that temporarily impacted rail deliveries.

•

Net realized selling price increased in the first quarter of 2022 due to strong global demand supported by higher crop prices and supply constraints, in particular related to uncertainty on future supply from Russia and Belarus.

•

Cost of goods sold per tonne increased in the first quarter of 2022 primarily due to higher royalties resulting from increased selling prices. We are now reporting potash controllable cash cost of product manufactured per tonne as we believe it is a better indicator of potash costs that management considers to be within its control and not primarily driven by regulatory and market conditions. Controllable cash cost of product manufactured was relatively flat for the first quarter of 2022 compared to the same period last year, as higher production volumes mostly offset higher input costs.

Canpotex Sales by Market

	Three Months Ended March 31
(percentage of sales volumes, except as otherwise noted)	2022	2021	Change
Other Asian markets [1]	45	37	8
Latin America	32	30	2
China	13	15	(2)
Other markets	9	12	(3)
India	1	6	(5)
	100	100

 1  All Asian markets except China and India.

 Nitrogen

	Three Months Ended March 31

(millions of US dollars, except	Dollars			Tonnes (thousands)			Average per Tonne
as otherwise noted)	2022	2021	% Change	2022	2021	% Change	2022	2021	% Change

Manufactured product

Net sales

Ammonia	560	160	250	595	572	4	940	278	238

Urea	463	249	86	591	757	(22)	783	329	138

Solutions, nitrates and sulfates	439	164	168	1,079	1,074	-	407	153	166

	1,462	573	155	2,265	2,403	(6)	645	238	171

Cost of goods sold	640	440	45				282	183	54

Gross margin - manufactured	822	133	518				363	55	560
Gross margin - other [1]	38	17	124	Depreciation and amortization			54	54	1

Gross margin - total	860	150	473	Gross margin excluding depreciation and amortization - manufactured [3]
Income	(12)	(17)	(29)				417	109	284

EBIT	872	167	422	Ammonia controllable cash cost of

Depreciation and amortization	123	129	(5)	product manufactured [3]			56	52	8

EBITDA	995	296	236

Adjustments [2]	-	4	(100)

Adjusted EBITDA	995	300	232

1  Includes other nitrogen (including ESN®) and purchased products and comprises net sales of $279 million (2021 – $187 million) less cost of goods sold of $241 million (2021 – $170 million).

2  See Note 2 to the interim financial statements.

3  These are non-IFRS financial measures. See the “Non-IFRS Financial Measures” section.

•	Adjusted EBITDA increased in the first quarter of 2022 primarily due to higher net realized selling prices, which more than offset higher natural gas costs and lower volumes.

•	Sales volumes decreased in the first quarter of 2022 due to unplanned plant outages that impacted ammonia and urea production, along with the delayed planting in North America.

•	Net realized selling price was higher due to higher benchmark prices resulting from the strength in global demand and tight supply, along with higher energy prices in key nitrogen exporting regions.

•	Cost of goods sold per tonne increased primarily due to higher natural gas costs and higher raw material costs.

Natural Gas Prices in Cost of Production

	Three Months Ended March 31

(US dollars per MMBtu, except as otherwise noted)	2022	2021	% Change

Overall gas cost excluding realized derivative impact	6.86	3.17	116
Realized derivative impact	(0.01)	0.02	n/m

Overall gas cost	6.85	3.19	115

Average NYMEX	4.95	2.69	84

Average AECO	3.61	2.30	57

•

Natural gas prices in our cost of production increased in the first quarter of 2022 as a result of higher North American gas index prices and increased gas costs in Trinidad, where our gas prices are linked to ammonia benchmark prices.

 Phosphate

	Three Months Ended March 31
(millions of US dollars, except	Dollars			Tonnes (thousands)			Average per Tonne
as otherwise noted)	2022	2021	% Change	2022	2021	% Change	2022	2021	% Change

Manufactured product

Net sales

Fertilizer	393	230	71	460	509	(10)	854	453	89

Industrial and feed	170	114	49	191	193	(1)	891	589	51

	563	344	64	651	702	(7)	865	490	77

Cost of goods sold	360	282	28				552	401	38

Gross margin - manufactured	203	62	227				313	89	252

Gross margin - other [1]	4	4	-	Depreciation and amortization			63	54	16

Gross margin - total	207	66	214	Gross margin excluding depreciation

Expenses	9	7	29	and amortization –manufactured [2]			376	143	163

EBIT	198	59	236

Depreciation and amortization	41	38	8

Adjusted EBITDA	239	97	146

 1 Includes other phosphate and purchased products and comprises net sales of $72 million (2021 – $41 million) less cost of goods sold of $68 million (2021 – $37 million).

 2 This is a non-IFRS financial measure. See the “Non-IFRS Financial Measures” section.

•	Adjusted EBITDA increased in the first quarter of 2022 due to higher net realized selling prices, which more than offset higher raw material costs and lower sales volumes.

•	Sales volumes decreased particularly in fertilizer, as a wet and cool spring in North America delayed planting.

•

Net realized selling price increased in connection with the increase in global benchmark prices. Industrial and feed net selling prices increased to a lesser extent than fertilizer prices due to a lag in price realizations relative to spot prices.

•	Cost of goods sold per tonne increased primarily due to significantly higher sulfur and ammonia input costs.

 Corporate and Others

	Three Months Ended March 31
(millions of US dollars, except as otherwise noted)	2022	2021	% Change
Selling expenses	(2)	(6)	(67)
General and administrative expenses	70	58	21
Share-based compensation expense	135	23	487
Other expenses	53	28	89
EBIT	(256)	(103)	149
Depreciation and amortization	16	12	33
EBITDA	(240)	(91)	164
Adjustments [1]	174	43	305
Adjusted EBITDA	(66)	(48)	38
1 See Note 2 to the interim financial statements.

•

Share-based compensation expense was higher in the first quarter of 2022 compared to the same period in 2021 due to a significant increase in our share price, which resulted in a higher value of share-based awards outstanding.

•	Other expenses were higher in the first quarter of 2022 compared to the same period in 2021 mainly due to higher foreign exchange losses related to our international operations.

 Eliminations

Eliminations of gross margin between operating segments were $(200) million in the first quarter of 2022 compared to $(32) million for the same period in 2021. We had significant eliminations in the first quarter of 2022 due to higher-margin inventories held by our Retail segment as global commodity benchmark prices increased. Eliminations are not part of the Corporate and Others segment.

Finance Costs, Income Taxes and Other Comprehensive Income

(millions of US dollars, except as otherwise noted)	Three Months Ended March 31
	2022	2021	% Change
Finance costs	109	120	(9)
Income tax expense	505	25	n/m
Other comprehensive income	176	24	633

•	Income tax expense was higher as a result of significantly higher earnings in the first quarter of 2022 compared to the same period in 2021.

•

Other comprehensive income is primarily driven by changes in the currency translation of our foreign operations. In the first quarter of 2022, we had a significant gain on translation of our Retail operations in Australia and Brazil as these currencies appreciated relative to the US dollar as at March 31, 2022 compared to December 31, 2021 levels.

Liquidity and Capital Resources

Sources and Uses of Liquidity

We continued to manage our capital in accordance with our capital allocation strategy. We believe that our internally generated cash flow, supplemented by available borrowings under our new or existing financing sources, if necessary, will be sufficient to meet our anticipated capital expenditures, planned growth and development activities, and other cash requirements for the foreseeable future. Refer to the “Capital Structure and Management” section for details on our existing long-term debt and credit facilities.

Sources and Uses of Cash

(millions of US dollars, except as otherwise noted)	Three Months Ended March 31
	2022	2021	% Change

Cash used in operating activities	(62)	(152)	(59)

Cash used in investing activities	(457)	(388)	18

Cash provided by (used in) financing activities	588	(191)	n/m

Effect of exchange rate changes on cash and cash equivalents	9	(11)	n/m

Increase (decrease) in cash and cash equivalents	78	(742)	n/m

Cash used in operating activities

• Lower cash used in operating activities in the first quarter of 2022 compared to the same period in 2021 due to higher earnings driven by higher crop input prices from tight global supply, offset with seasonal working capital requirements.

Cash used in investing activities

• Cash used in investing activities in the first quarter of 2022 was higher compared to the same period in 2021 due to higher spending to maintain the safety and reliability of our assets and to increase our production capabilities, and the timing of supplier payments.

Cash provided by (used in) financing activities

• Higher cash provided by financing activities in the first quarter of 2022 compared to the same period in 2021 due to increased commercial paper drawdowns to temporarily finance working capital requirements, partially offset by increased share repurchases.

Financial Condition Review

The following balance sheet categories contained variances that were considered material:

	As at
(millions of US dollars, except as otherwise noted)	March 31, 2022	December 31, 2021	$ Change	% Change
Assets
Receivables	6,437	5,366	1,071	20
Inventories	9,068	6,328	2,740	43
Prepaid expenses and other current assets	943	1,653	(710)	(43)
Liabilities and Equity
Short-term debt	3,033	1,560	1,473	94
Payables and accrued charges	11,013	10,052	961	10
Retained earnings	8,931	8,192	739	9

•	Receivables increased due to higher sales across all of our segments as a result of higher crop nutrient net realized selling prices consistent with higher benchmark pricing.

•

Inventories increased due to seasonal Retail inventory build-up for the spring planting and application seasons in North America. The increase was also attributable to higher cost to produce or purchase inventory due to inflation and tight global supply.

•	Prepaid expenses and other current assets decreased due to the drawdown of prepaid inventory in preparation for the spring planting and application seasons in North America.

•	Short-term debt increased due to additional commercial paper issuances as part of our seasonal working capital management.

•

Payables and accrued charges increased due to higher input costs from inflation and tight global supply, and seasonal Retail build-up of inventory purchases driving higher payables and accrued charges.

•	Retained earnings increased as net earnings in the first quarter of 2022 exceeded dividends declared and share repurchases.

Capital Structure and Management

Principal Debt Instruments

As part of the normal course of business, we closely monitor our liquidity position. We use a combination of cash generated from operations and short-term and long-term debt to finance our operations. We were in compliance with our debt covenants and did not have any changes to our credit ratings in the three months ended March 31, 2022.

	As at March 31, 2022

			Outstanding and Committed

(millions of US dollars)	Rate of Interest (%)	Total Facility Limit	Short-Term Debt	Long-Term Debt

Credit facilities

Unsecured revolving term credit facility	n/a	4,500	-	-

Uncommitted revolving demand facility	n/a	500	-	-

Other credit facilities		720
South American	1.7 - 13.3		124	144
Australian	0.8 - 0.9		180	-
Other	1.0 - 3.9		23	3
Commercial paper	0.5 - 1.3		2,640	-

Other short-term debt	n/a		66	-

Total			3,033	147

We also have a commercial paper program, which is limited to the availability of backup funds under the $4,500 million unsecured revolving term credit facility and excess cash invested in highly liquid securities.

Our long-term debt consists primarily of notes. See the “Capital Structure and Management” section of our 2021 Annual Report for information on balances, rates and maturities for our notes.

Outstanding Share Data

As at April 29, 2022

Common shares	551,299,995

Options to purchase common shares	4,116,888

For more information on our capital structure and management, see Note 24 to our 2021 annual financial statements.

Quarterly Results

(millions of US dollars, except as otherwise noted)	Q1 2022	Q4 2021	Q3 2021	Q2 2021	Q1 2021	Q4 2020	Q3 2020	Q2 2020

Sales [1]	7,657	7,267	6,024	9,763	4,658	4,052	4,227	8,431

Net earnings (loss)	1,385	1,207	726	1,113	133	316	(587)	765

Net earnings (loss) attributable to equity holders of Nutrien	1,378	1,201	717	1,108	127	316	(587)	765

Net earnings (loss) per share attributable to equity holders of Nutrien

Basic	2.49	2.11	1.26	1.94	0.22	0.55	(1.03)	1.34

Diluted	2.49	2.11	1.25	1.94	0.22	0.55	(1.03)	1.34
1 Certain immaterial figures have been reclassified in the second and third quarters of 2020.

Seasonality in our business results from increased demand for products during the planting season. Crop input sales are generally higher in the spring and fall application seasons. Crop input inventories are normally accumulated leading up to each application season. Our cash collections generally occur after the application season is complete, while customer prepayments made to us are concentrated in December and January and inventory prepayments paid to our suppliers are typically concentrated in the period from November to January. Feed and industrial sales are more evenly distributed throughout the year.

Our earnings are significantly affected by fertilizer benchmark prices, which have been volatile over the last two years and are affected by demand-supply conditions, grower affordability and weather.

In the fourth quarter of 2021, earnings were impacted by a $142 million loss resulting from the early extinguishment of long-term debt. In the fourth quarter of 2020, earnings were impacted by a $250 million net gain on disposal of our investment in Misr Fertilizers Production Company S.A.E.. In the third quarter of 2020, earnings were impacted by an $823 million non-cash impairment of assets primarily in the Phosphate segment as a result of lower long-term forecasted global phosphate prices.

Critical Accounting Estimates

Our significant accounting policies are disclosed in our 2021 Annual Report. We have discussed the development, selection and application of our key accounting policies, and the critical accounting estimates and assumptions they involve, with the audit committee of the Board. Our critical accounting estimates are discussed on page 49 of our 2021 Annual Report. There were no material changes in the three months ended March 31, 2022 to our critical accounting estimates.

Risk Factors

Russia and Ukraine Conflict

The current conflict between Ukraine and Russia and the international response has, and may continue to have, potential wide-ranging consequences for global market volatility and economic conditions, including energy and commodity prices. Certain countries including Canada, the United States, Australia and certain European countries have imposed strict financial and trade sanctions against Russia, with Russia and Belarus imposing retaliatory sanctions of their own, which may have continued far-reaching effects on the global economy, energy and commodity prices, food security and crop nutrient supply and prices. The short-, medium- and long-term implications of the conflict in Ukraine are difficult to predict with any degree of certainty at this time. While Nutrien does not have operations in Ukraine or Russia, there remains uncertainty relating to the potential impact of the conflict and its effect on global food security, growers and the market outlook for crop nutrient market supply and demand fundamentals and nutrient prices, and it could have a material and adverse effect on our business, financial condition and results of operations. Depending on the extent, duration, and severity of the conflict, it may have the effect of heightening many of the other risks Nutrien is subject to and which are described in our 2021 Annual Report and 2021 Annual Information Form, including, without limitation, risks relating to market fundamentals and conditions (such as sanctions and trade flows and the impact thereof on crop nutrient supply and demand); cybersecurity threats; energy and commodity prices; inflationary pressures, interest rates and costs of capital; and supply chains and cost-effective and timely transportation.

Controls and Procedures

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended, and National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with IFRS. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

There has been no change in our internal control over financial reporting during the three months ended March 31, 2022 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Forward-Looking Statements

Certain statements and other information included in this document, including within the “Financial Outlook and Guidance” section, constitute “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”) under applicable securities laws (such statements are often accompanied by words such as “anticipate”, “forecast”, “expect”, “believe”, “may”, “will”, “should”, “estimate”, “intend” or other similar words). All statements in this document, other than those relating to historical information or current conditions, are forward-looking statements, including, but not limited to: Nutrien’s business strategies, plans, prospects and opportunities; Nutrien’s 2022 full-year guidance, including expectations regarding our adjusted net earnings per share and adjusted EBITDA (consolidated and by segment); expectations regarding our growth and capital allocation intentions and strategies; capital spending expectations for 2022; expectations regarding performance of our operating segments in 2022, including our operating segment market outlooks and market conditions for 2022, and the anticipated supply and demand for our products and services, expected market and industry conditions with respect to crop nutrient application rates, planted acres, grower crop investment, crop mix, prices and the impact of import and export volumes and economic sanctions; Nutrien’s ability to develop innovative and sustainable solutions; the negotiation of sales contracts; and acquisitions and divestitures. These forward-looking statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such forward-looking statements. As such, undue reliance should not be placed on these forward-looking statements.

All of the forward-looking statements are qualified by the assumptions that are stated or inherent in such forward-looking statements, including the assumptions referred to below and elsewhere in this document. Although we believe that these assumptions are reasonable, having regard to our experience and our perception of historical trends, this list is not exhaustive of the factors that may affect any of the forward-looking statements and the reader should not place undue reliance on these assumptions and such forward-looking statements. Current conditions, economic and otherwise, render assumptions, although reasonable when made, subject to greater uncertainty. The additional key assumptions that have been made include, among other things, assumptions with respect to our ability to successfully complete, integrate and realize the anticipated benefits of our already completed and future acquisitions and divestitures, and that we will be able to implement our standards, controls, procedures and policies in respect of any acquired businesses and to realize the expected synergies; that future business, regulatory and industry conditions will be within the parameters expected by us, including with respect to prices, margins, demand, supply, product availability, supplier agreements, availability and cost of labor and interest, exchange and effective tax rates; assumptions with respect to global economic conditions and the accuracy of our market outlook expectations for 2022 and in the future; our expectations regarding the impacts, direct and indirect, of the COVID-19 pandemic on our business, customers, business partners, employees, supply chain, other stakeholders and the overall global economy; our expectations regarding the impacts, direct and indirect, of the conflict between Ukraine and Russia on, among other things, global supply and demand, energy and commodity prices; interest rates, supply chains and the global economy; the adequacy of our cash generated from operations and our ability to access our credit facilities or capital markets for additional sources of financing; our ability to identify suitable candidates for acquisitions and divestitures and negotiate acceptable terms; our ability to maintain investment grade ratings and achieve our performance targets; our ability to successfully negotiate sales contracts; and our ability to successfully implement new initiatives and programs.

Events or circumstances that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: general global economic, market and business conditions; failure to complete announced and future acquisitions or divestitures at all or on the expected terms and within the expected timeline; climate change and weather conditions, including impacts from regional flooding and/or drought conditions; crop planted acreage, yield and prices; the supply and demand and price levels for our products; governmental and regulatory requirements and actions by governmental authorities, including changes in government policy (including tariffs, trade restrictions and climate change initiatives), government ownership requirements, changes in environmental, tax and other laws or regulations and the interpretation thereof; political risks, including civil unrest, actions by armed groups or conflict and malicious acts including terrorism; the occurrence of a major environmental or safety incident; innovation and cybersecurity risks related to our systems, including our costs of addressing or mitigating such risks; counterparty and sovereign risk; delays in completion of turnarounds at our major facilities; interruptions of or constraints in availability of key inputs, including natural gas and sulfur; any significant impairment of the carrying amount of certain assets; risks related to reputational loss; certain complications that may arise in our mining processes; the ability to attract, engage and retain skilled employees and strikes or other forms of work stoppages; the COVID-19 pandemic, including variants of the COVID-19 virus and the efficiency and distribution of vaccines, and its resulting effects on economic conditions, restrictions imposed by public health authorities or governments, including government-imposed vaccine mandates, fiscal and monetary responses by governments and financial institutions and disruptions to global supply chains; the conflict between Ukraine and Russia and its potential impact on, among other things, global market conditions and supply and demand, energy and commodity prices; interest rates, supply chains and the global economy generally; and other risk factors detailed from time to time in Nutrien reports filed with the Canadian securities regulators and the SEC in the United States.

The purpose of our adjusted net earnings per share, adjusted EBITDA (consolidated and by segment) and sustaining capital expenditures guidance ranges are to assist readers in understanding our expected and targeted financial results, and this information may not be appropriate for other purposes.

The forward-looking statements in this document are made as of the date hereof and Nutrien disclaims any intention or obligation to update or revise any forward-looking statements in this document as a result of new information or future events, except as may be required under applicable Canadian securities legislation or applicable US federal securities laws.

Terms and Definitions

For the definitions of certain financial and non-financial terms used in this document, as well as a list of abbreviated company names and sources, see the “Terms & Definitions” section of our 2021 Annual Report. All references to per share amounts pertain to diluted net earnings (loss) per share, “n/m” indicates information that is not meaningful, and all financial amounts are stated in millions of US dollars, unless otherwise noted.

About Nutrien

Nutrien is the world’s largest provider of crop inputs and services, playing a critical role in helping growers increase food production in a sustainable manner. We produce and distribute approximately 27 million tonnes of potash, nitrogen and phosphate products world-wide. With this capability and our leading agriculture retail network, we are well positioned to supply the needs of our customers. We operate with a long-term view and are committed to working with our stakeholders as we address our economic, environmental and social priorities. The scale and diversity of our integrated portfolio provides a stable earnings base, multiple avenues for growth and the opportunity to return capital to shareholders.

For Further Information:

Investor Relations:

Jeff Holzman

Vice President, Investor Relations

(306) 933-8545

Investors@nutrien.com

Media Relations:

Megan Fielding

Vice President, Brand & Culture Communications

(403) 797-3015

Contact us at: www.nutrien.com

Selected financial data for download can be found in our data tool at www.nutrien.com/investors/interactive-datatool Such data is not incorporated by reference herein.

Nutrien will host a Conference Call on Tuesday, May 3, 2022 at 10:00 am Eastern Time.

•	In order to expedite access to our conference call, each participant will be required to pre-register for the event:
•	Online: http://www.directeventreg.com/registration/event/5495024.
•

Once the registration is complete, a confirmation will be sent providing the dial-in number and both the Direct Event Passcode and your unique Registrant ID to join this call. For security reasons, please do not share your information with anyone else.

•	Live Audio Webcast: Visit https://www.nutrien.com/investors/events/2022-q1-earnings-conference-call

Appendix A - Selected Additional Financial Data

Selected Retail Measures	Three Months Ended March 31
	2022	2021

Proprietary products margin as a percentage of product line margin (%)

Crop nutrients	15	21

Crop protection products	39	43

Seed	38	40

All products	22	23

Crop nutrients sales volumes (tonnes – thousands)

North America	1,242	1,597

International	933	803

Total	2,175	2,400

Crop nutrients selling price per tonne

North America	867	458

International	547	355

Total	729	423

Crop nutrients gross margin per tonne

North America	185	113

International	67	49

Total	134	92

Financial performance measures	2022	2021

Retail adjusted EBITDA margin (%) [1,2]	11	10

Retail adjusted EBITDA per US selling location (thousands of US dollars) [1,2,3]	1,583	1,159

Retail adjusted average working capital to sales (%) [1,4]	14	14

Retail adjusted average working capital to sales excluding Nutrien Financial (%) [1,4]	-	3

Nutrien Financial adjusted net interest margin (%) [1,4]	6.9	5.5

Retail cash operating coverage ratio (%) [1,4]	57	60
1 Rolling four quarters ended March 31, 2022 and 2021.
2 These are supplementary financial measures. See the “Other Financial Measures” section.
3 Excluding acquisitions.
4 These are non-IFRS financial measures. See the “Non-IFRS Financial Measures” section.

Nutrien Financial	As at March 31, 2022							As at Dec 31, 2021

(millions of US dollars)	Current	<31 days past due	31–90 days past due	>90 days past due	Gross Receivables	Allowance [1]	Net Receivables	Net Receivables

North America	1,182	77	74	58	1,391	(26)	1,365	1,488
International	770	40	80	22	912	(3)	909	662
Nutrien Financial receivables	1,952	117	154	80	2,303	(29)	2,274	2,150
1 Bad debt expense on the above receivables for the three months ended March 31, 2022 was $1 million (2021 – $5 million) in the Retail segment.

Selected Nitrogen Measures	Three Months Ended March 31

	2022	2021

Sales volumes (tonnes – thousands)

Fertilizer	1,093	1,305

Industrial and feed	1,172	1,098

Net sales (millions of US dollars)

Fertilizer	774	332

Industrial and feed	688	241

Net selling price per tonne

Fertilizer	708	254

Industrial and feed	587	220

Production Measures	Three Months Ended March 31

	2022	2021
Potash production (Product tonnes – thousands)	3,703	3,536
Potash shutdown weeks [1]	-	-
Ammonia production – total [2]	1,403	1,449
Ammonia production – adjusted [2,3]	958	1,053
Ammonia operating rate (%) [3]	89	97
P2O5 production (P2O5 tonnes – thousands)	378	378
P2O5 operating rate (%)	90	90

1   Represents weeks of full production shutdown, including inventory adjustments and unplanned events, excluding the impact of any periods of reduced operating rates, planned routine annual maintenance shutdowns and announced workforce reductions.

2   All figures are provided on a gross production basis in thousands of product tonnes.

3   Excludes Trinidad and Joffre.

Appendix B - Non-IFRS Financial Measures

We use both International Financial Reporting Standards (“IFRS”) measures and certain non-IFRS financial measures to assess performance. Non-IFRS financial measures are financial measures disclosed by a company that (a) depict historical or expected future financial performance, financial position or cash flow of a company, (b) with respect to their composition, exclude amounts that are included in, or include amounts that are excluded from, the composition of the most directly comparable financial measure disclosed in the primary financial statements of the company, (c) are not disclosed in the financial statements of the company and (d) are not a ratio, fraction, percentage or similar representation. Non-IFRS ratios are financial measures disclosed by a company that are in the form of a ratio, fraction, percentage or similar representation that has a non-IFRS financial measure as one or more of its components, and that are not disclosed in the financial statements of the company.

These non-IFRS financial measures and non-IFRS ratios are not standardized financial measures under IFRS and, therefore, are unlikely to be comparable to similar financial measures presented by other companies. Management believes these non-IFRS financial measures and non-IFRS ratios provide transparent and useful supplemental information to help investors evaluate our financial performance, financial condition and liquidity using the same measures as management. These non-IFRS financial measures and non-IFRS ratios should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with IFRS.

The following section outlines our non-IFRS financial measures and non-IFRS ratios, their compositions, and why management uses each measure. It also includes reconciliations to the most directly comparable IFRS measures. Except as otherwise described herein, our non-IFRS financial measures and non-IFRS ratios are calculated on a consistent basis from period to period and are adjusted for specific items in each period, as applicable. As additional non-recurring or unusual items arise in the future, we generally exclude these items in our calculations.

Adjusted EBITDA (Consolidated)

Most directly comparable IFRS financial measure: Net earnings (loss).

Definition: Adjusted EBITDA is calculated as net earnings (loss) before finance costs, income taxes, depreciation and amortization, share-based compensation and certain foreign exchange gain/loss (net of related derivatives). We also adjust this measure for the following other income and expenses that are excluded when management evaluates the performance of our day-to-day operations: integration and restructuring related costs, impairment or reversal of impairment of assets, COVID-19 related expenses, gain or loss on disposal of certain businesses and investments, and IFRS adoption transition adjustments.

Why we use the measure and why it is useful to investors: It is not impacted by long-term investment and financing decisions, but rather focuses on the performance of our day-to-day operations. It provides a measure of our ability to service debt and to meet other payment obligations, and as a component of employee remuneration calculations.

	Three Months Ended March 31
(millions of US dollars)	2022	2021

Net earnings	1,385	133

Finance costs	109	120

Income tax expense	505	25

Depreciation and amortization	461	480

EBITDA [1]	2,460	758

Share-based compensation expense	135	23

Foreign exchange loss, net of related derivatives	25	2

Integration and restructuring related costs	9	10

Impairment of assets	-	4

COVID-19 related expenses [2]	5	9

Gain on disposal of investment	(19)	-
Adjusted EBITDA	2,615	806

1   EBITDA is calculated as net earnings (loss) before finance costs, income taxes, and depreciation and amortization.

2   COVID-19 related expenses primarily consist of increased cleaning and sanitization costs, the purchase of personal protective equipment, discretionary supplemental employee costs, and costs related to construction delays from access limitations and other government restrictions.

Adjusted Net Earnings and Adjusted Net Earnings Per Share

Most directly comparable IFRS financial measure: Net earnings (loss) and net earnings (loss) per share.

Definition: Adjusted net earnings and related per share information are calculated as net earnings (loss) before share-based compensation and certain foreign exchange gain/loss (net of related derivatives), net of tax. We also adjust this measure for the following other income and expenses (net of tax) that are excluded when management evaluates the performance of our day-to-day operations: certain integration and restructuring related costs, impairment or reversal of impairment of assets, COVID-19 related expenses (including those recorded under finance costs), gain or loss on disposal of certain businesses and investments, IFRS adoption transition adjustments and gain/loss on early extinguishment of debt. We generally apply the annual forecasted effective tax rate to our adjustments during the year and, at year-end, we apply the actual effective tax rate. If the effective tax rate is significantly different from our forecasted effective tax rate due to adjustments or discrete tax impacts, we apply a tax rate that excludes those items. For material adjustments, we apply a tax rate specific to the adjustment.

Why we use the measure and why it is useful to investors: Focuses on the performance of our day-to-day operations and is used as a component of employee remuneration calculations.

	Three Months Ended March 31, 2022
(millions of US dollars, except as otherwise noted)	Increases (Decreases)	Post-Tax	Per Diluted Share

Net earnings attributable to equity holders of Nutrien		1,378	2.49
Adjustments:
Share-based compensation expense	135	101	0.18
Foreign exchange loss, net of related derivatives	25	19	0.04
Integration and restructuring related costs	9	7	0.01
COVID-19 related expenses	5	4	0.01
Gain on disposal of investment	(19)	(14)	(0.03)

Adjusted net earnings		1,495	2.70

	Three Months Ended March 31, 2021
(millions of US dollars, except as otherwise noted)	Increases (Decreases)	Post-Tax	Per Diluted Share

Net earnings attributable to equity holders of Nutrien		127	0.22
Adjustments:
Share-based compensation expense	23	18	0.04
Foreign exchange loss, net of related derivatives	2	2	-

Integration and restructuring related costs	10	8	0.01
Impairment of assets	4	3	0.01
COVID-19 related expenses	9	7	0.01

Adjusted net earnings		165	0.29

Adjusted EBITDA (Consolidated) and Adjusted Net Earnings Per Share Guidance

Adjusted EBITDA and adjusted net earnings per share guidance are forward-looking non-IFRS financial measures. We do not provide a reconciliation of such forward-looking measures to the most directly comparable financial measures calculated and presented in accordance with IFRS because a meaningful or accurate calculation of reconciling items and the information is not available without unreasonable effort due to unknown variables, including the timing and amount of certain reconciling items, and the uncertainty related to future results. These unknown variables may include unpredictable transactions of significant value that may be inherently difficult to determine without unreasonable efforts. The probable significance of such unavailable information, which could be material to future results, cannot be addressed. Guidance for adjusted EBITDA and adjusted net earnings per share excludes certain items such as, but not limited to, the impacts of share-based compensation, certain foreign exchange gain/loss (net of related derivatives), integration and restructuring related costs, impairment or reversal of impairment of assets, COVID-19 related expenses (including those recorded under finance costs), gain or loss on disposal of certain businesses and investments, IFRS adoption transition adjustments, and gain/loss on early extinguishment of debt.

Free Cash Flow and Free Cash Flow Including Changes in Non-Cash Operating Working Capital

Most directly comparable IFRS financial measure: Cash provided by (used in) operating activities.

Definition: Free cash flow is calculated as cash provided by (used in) operating activities less sustaining capital expenditures and before changes in non-cash operating working capital. Free cash flow including non-cash operating working capital is calculated as cash provided by operating activities less sustaining capital expenditures.

Why we use the measure and why it is useful to investors: For evaluation of liquidity and financial strength. These are also useful as indicators of our ability to service debt, meet other payment obligations and make strategic investments. These do not represent residual cash flow available for discretionary expenditures.

	Three Months Ended March 31
(millions of US dollars)	2022	2021
Cash used in operating activities	(62)	(152)
Sustaining capital expenditures	(194)	(164)
Free cash flow including changes in non-cash operating working capital	(256)	(316)
Changes in non-cash operating working capital	(2,070)	(792)
Free cash flow	1,814	476

Gross Margin Excluding Depreciation and Amortization Per Tonne - Manufactured

Most directly comparable IFRS financial measure: Gross margin.

Definition: Gross margin per tonne from manufactured products per tonne less depreciation and amortization per tonne. Reconciliations are provided in the “Segment Results” section.

Why we use the measure and why it is useful to investors: Focuses on the performance of our day-to-day operations, which excludes the effects of items that primarily reflect the impact of long-term investment and financing decisions.

Potash Controllable Cash Cost of Product Manufactured (“COPM”) Per Tonne

Most directly comparable IFRS financial measure: Cost of goods sold (“COGS”) for the Potash segment.

Definition: Total Potash COGS excluding depreciation and amortization expense included in COPM, royalties, natural gas costs and carbon taxes, change in inventory, and other adjustments, divided by potash production tonnes.

Why we use the measure and why it is useful to investors: To assess operational performance. In 2022, we replaced Potash cash COPM with this new financial measure. Potash controllable cash COPM excludes the effects of production from other periods and the impacts of our long-term investment decisions. Potash controllable cash COPM also excludes royalties and natural gas costs and carbon taxes, which management does not consider controllable, as they are primarily driven by regulatory and market conditions.

	Three Months Ended March 31
(millions of US dollars, except as otherwise noted)	2022	2021
Total COGS – Potash	305	291
Change in inventory	77	27
Other adjustments [1]	(15)	(4)
COPM	367	314
Depreciation and amortization in COPM	(119)	(111)
Royalties in COPM	(45)	(17)
Natural gas costs and carbon taxes in COPM	(17)	(12)
Controllable cash COPM	186	174
Production tonnes (tonnes – thousands)	3,703	3,536
Potash controllable cash COPM per tonne	50	49
1 Other adjustments include unallocated production overhead that is recognized as part of cost of goods sold but is not included in the measurement of inventory and changes in inventory balances.

Ammonia Controllable Cash COPM Per Tonne

Most directly comparable IFRS financial measure: Total manufactured COGS for the Nitrogen segment.

Definition: Total Nitrogen COGS excluding depreciation and amortization expense included in COGS, cash COGS for products other than ammonia, other adjustments, and natural gas and steam costs, divided by net ammonia production tonnes.

Why we use the measure and why it is useful to investors: To assess operational performance. Ammonia controllable cash COPM excludes the effects of production from other periods, the costs of natural gas and steam, and long-term investment decisions, supporting a focus on the performance of our day-to-day operations.

	Three Months Ended March 31
(millions of US dollars, except as otherwise noted)	2022	2021
Total Manufactured COGS – Nitrogen	640	440
Total Other COGS – Nitrogen	241	170
Total COGS – Nitrogen	881	610
Depreciation and amortization in COGS	(102)	(108)
Cash COGS for products other than ammonia	(524)	(393)
Ammonia
Total cash COGS before other adjustments	255	109
Other adjustments [1]	(36)	(3)
Total cash COPM	219	106
Natural gas and steam costs	(181)	(74)
Controllable cash COPM	38	32
Production tonnes (net tonnes [2] – thousands)	674	602
Ammonia controllable cash COPM per tonne	56	52

1  Other adjustments include unallocated production overhead that is recognized as part of cost of goods sold but is not included in the measurement of inventory and changes in inventory balances.

2  Ammonia tonnes available for sale, as not upgraded to other Nitrogen products.

Retail Adjusted Average Working Capital to Sales and Retail Adjusted Average Working Capital to Sales Excluding Nutrien Financial

Definition: Retail adjusted average working capital divided by Retail adjusted sales for the last four rolling quarters. We exclude in our calculations the sales and working capital of certain acquisitions during the first year following the acquisition. We also look at this metric excluding Nutrien Financial revenue and working capital.

Why we use the measure and why it is useful to investors: To evaluate operational efficiency. A lower or higher percentage represents increased or decreased efficiency, respectively. The metric excluding Nutrien Financial shows the impact that the working capital of Nutrien Financial has on the ratio.

	Rolling four quarters ended March 31, 2022
(millions of US dollars, except as otherwise noted)	Q2 2021	Q3 2021	Q4 2021	Q1 2022	Average/Total
Current assets	9,300	8,945	9,924	12,392
Current liabilities	(7,952)	(5,062)	(7,828)	(9,223)
Working capital	1,348	3,883	2,096	3,169
Working capital from certain recent acquisitions	-	-	-	-
Adjusted working capital	1,348	3,883	2,096	3,169	2,624
Nutrien Financial working capital	(3,072)	(2,820)	(2,150)	(2,274)
Adjusted working capital excluding Nutrien Financial	(1,724)	1,063	(54)	895	45

Sales	7,537	3,347	3,878	3,861
Sales from certain recent acquisitions	-	-	-	-
Adjusted sales	7,537	3,347	3,878	3,861	18,623
Nutrien Financial revenue	(59)	(54)	(51)	(49)
Adjusted sales excluding Nutrien Financial	7,478	3,293	3,827	3,812	18,410

Adjusted average working capital to sales (%)					14
Adjusted average working capital to sales excluding Nutrien Financial (%)					-

	Rolling four quarters ended March 31, 2021
(millions of US dollars, except as otherwise noted)	Q2 2020	Q3 2020	Q4 2020	Q1 2021	Average/Total
Current assets	8,230	7,324	8,013	9,160
Current liabilities	(6,200)	(4,108)	(6,856)	(7,530)
Working capital	2,030	3,216	1,157	1,630
Working capital from certain recent acquisitions	63	-	-	-
Adjusted working capital	2,093	3,216	1,157	1,630	2,024
Nutrien Financial working capital	(2,108)	(1,711)	(1,392)	(1,221)
Adjusted working capital excluding Nutrien Financial	(15)	1,505	(235)	409	416

Sales	6,764	2,742	2,618	2,972
Sales from certain recent acquisitions	(338)	-	-	-
Adjusted sales	6,426	2,742	2,618	2,972	14,758
Nutrien Financial revenue	(40)	(36)	(37)	(25)
Adjusted sales excluding Nutrien Financial	6,386	2,706	2,581	2,947	14,620

Adjusted average working capital to sales (%)					14
Adjusted average working capital to sales excluding Nutrien Financial (%)					3

Nutrien Financial Adjusted Net Interest Margin

Definition: Nutrien Financial revenue less deemed interest expense divided by average Nutrien Financial receivables outstanding for the last four rolling quarters.

Why we use the measure and why it is useful to investors: Used by credit rating agencies and other users to evaluate financial performance of Nutrien Financial.

	Rolling four quarters ended March 31, 2022

(millions of US dollars, except as otherwise noted)	Q2 2021	Q3 2021	Q4 2021	Q1 2022	Total/Average
Nutrien Financial revenue	59	54	51	49
Deemed interest expense [1]	(8)	(10)	(12)	(6)
Net interest	51	44	39	43	177

Average Nutrien Financial receivables	3,072	2,820	2,150	2,274	2,579
Nutrien Financial adjusted net interest margin (%)					6.9
1 Average borrowing rate applied to the notional debt required to fund the portfolio of receivables from customers monitored and serviced by Nutrien Financial.
	Rolling four quarters ended March 31, 2021

(millions of US dollars, except as otherwise noted)	Q2 2020	Q3 2020	Q4 2020	Q1 2021	Total/Average
Nutrien Financial revenue	40	36	37	25
Deemed interest expense [1]	(15)	(15)	(14)	(6)
Net interest	25	21	23	19	88

Average Nutrien Financial receivables	2,108	1,711	1,392	1,221	1,608
Nutrien Financial adjusted net interest margin (%)					5.5
1 Average borrowing rate applied to the notional debt required to fund the portfolio of receivables from customers monitored and serviced by Nutrien Financial.

Retail Cash Operating Coverage Ratio

Definition: Retail selling, general and administrative, and other expenses, excluding depreciation and amortization expense, divided by Retail gross margin excluding depreciation and amortization expense in cost of goods sold, for the last four rolling quarters.

Why we use the measure and why it is useful to investors: To understand the costs and underlying economics of our Retail operations and to assess our Retail operating performance and ability to generate free cash flow.

	Rolling four quarters ended March 31, 2022

(millions of US dollars, except as otherwise noted)	Q2 2021	Q3 2021	Q4 2021	Q1 2022	Total
Selling expenses	863	746	848	722	3,179
General and administrative expenses	41	45	43	45	174
Other expenses (income)	34	17	20	(12)	59
Operating expenses	938	808	911	755	3,412
Depreciation and amortization in operating expenses	(166)	(180)	(173)	(167)	(686)
Operating expenses excluding depreciation and amortization	772	628	738	588	2,726

Gross margin	1,858	917	1,173	845	4,793
Depreciation and amortization in cost of goods sold	3	2	5	2	12
Gross margin excluding depreciation and amortization	1,861	919	1,178	847	4,805
Cash operating coverage ratio (%)					57
	Rolling four quarters ended March 31, 2021

(millions of US dollars, except as otherwise noted)	Q2 2020	Q3 2020	Q4 2020	Q1 2021	Total
Selling expenses	764	669	727	667	2,827
General and administrative expenses	30	34	33	39	136
Other expenses (income)	32	(12)	8	15	43
Operating expenses	826	691	768	721	3,006
Depreciation and amortization in operating expenses	(161)	(167)	(177)	(175)	(680)
Operating expenses excluding depreciation and amortization	665	524	591	546	2,326

Gross margin	1,627	683	885	652	3,847
Depreciation and amortization in cost of goods sold	2	3	3	2	10
Gross margin excluding depreciation and amortization	1,629	686	888	654	3,857
Cash operating coverage ratio (%)					60

Appendix C – Other Financial Measures

Supplementary Financial Measures

Supplementary financial measures are financial measures disclosed by a company that (a) are, or are intended to be, disclosed on a periodic basis to depict the historical or expected future financial performance, financial position or cash flow of a company, (b) are not disclosed in the financial statements of the company, (c) are not non-IFRS financial measures, and (d) are not non-IFRS ratios.

The following section provides an explanation of the composition of those supplementary financial measures if not previously provided.

Retail adjusted EBITDA margin: Retail adjusted EBITDA divided by Retail sales for the last four rolling quarters.

Sustaining capital expenditures: Represents capital expenditures that are required to sustain operations at existing levels and include major repairs and maintenance, and plant turnarounds.

Retail adjusted EBITDA per US selling location: Calculated as total Retail US adjusted EBITDA for the last four rolling quarters, representing the organic EBITDA component, which excludes acquisitions in those quarters, divided by the number of US locations that have generated sales in the last four rolling quarters, adjusted for acquired locations in those quarters.

Unaudited	In millions of US dollars except as otherwise noted

Condensed Consolidated Financial Statements

Condensed Consolidated Statements of Earnings

		Three Months Ended March 31
	Note	2022	2021
SALES	2	7,657	4,658
Freight, transportation and distribution		203	211
Cost of goods sold		4,197	3,291
GROSS MARGIN		3,257	1,156
Selling expenses		727	673
General and administrative expenses		126	103
Provincial mining taxes		249	58
Share-based compensation expense		135	23
Other expenses	4	21	21
EARNINGS BEFORE FINANCE COSTS AND INCOME TAXES		1,999	278
Finance costs		109	120
EARNINGS BEFORE INCOME TAXES		1,890	158
Income tax expense		505	25
NET EARNINGS		1,385	133
Attributable to
Equity holders of Nutrien		1,378	127
Non-controlling interest		7	6
NET EARNINGS		1,385	133

NET EARNINGS PER SHARE ATTRIBUTABLE TO EQUITY HOLDERS OF NUTRIEN (“EPS”)
Basic		2.49	0.22
Diluted		2.49	0.22
Weighted average shares outstanding for basic EPS		552,636,000	569,658,000
Weighted average shares outstanding for diluted EPS		554,647,000	570,901,000

Condensed Consolidated Statements of Comprehensive Income

	Three Months Ended March 31
(Net of related income taxes)	2022	2021
NET EARNINGS	1,385	133
Other comprehensive income
Items that will not be reclassified to net earnings:
Net actuarial gain on defined benefit plans	1	-
Net fair value gain on investments	31	48
Items that have been or may be subsequently reclassified to net earnings:
Gain (loss) on currency translation of foreign operations	128	(30)
Other	16	6
OTHER COMPREHENSIVE INCOME	176	24
COMPREHENSIVE INCOME	1,561	157
Attributable to
Equity holders of Nutrien	1,554	151
Non-controlling interest	7	6
COMPREHENSIVE INCOME	1,561	157

 (See Notes to the Condensed Consolidated Financial Statements)

Unaudited	In millions of US dollars except as otherwise noted

Condensed Consolidated Statements of Cash Flows

		Three Months Ended March 31

	Note	2022	2021

OPERATING ACTIVITIES
Net earnings		1,385	133
Adjustments for:
Depreciation and amortization		461	480
Share-based compensation expense		135	23
Impairment of assets		-	4
Provision for deferred income tax		45	10
Gain on disposal of investment		(19)	-
Other long-term assets, liabilities and miscellaneous		1	(10)
Cash from operations before working capital changes		2,008	640
Changes in non-cash operating working capital:
Receivables		(909)	(392)
Inventories		(2,609)	(1,785)
Prepaid expenses and other current assets		722	688
Payables and accrued charges		726	697
CASH USED IN OPERATING ACTIVITIES		(62)	(152)
INVESTING ACTIVITIES
Capital expenditures [1]		(450)	(358)
Business acquisitions, net of cash acquired		(41)	(21)
Other		34	(9)
CASH USED IN INVESTING ACTIVITIES		(457)	(388)
FINANCING ACTIVITIES
Proceeds from short-term debt, net		1,454	101
Repayment of long-term debt		(2)	-
Repayment of principal portion of lease liabilities		(79)	(78)
Dividends paid to Nutrien’s shareholders	7	(257)	(255)
Repurchase of common shares	7	(642)	(1)
Issuance of common shares		126	42
Other		(12)	-
CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES		588	(191)
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS		9	(11)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		78	(742)
CASH AND CASH EQUIVALENTS – BEGINNING OF PERIOD		499	1,454
CASH AND CASH EQUIVALENTS – END OF PERIOD		577	712
Cash and cash equivalents comprised of:
Cash		546	601
Short-term investments		31	111
		577	712
SUPPLEMENTAL CASH FLOWS INFORMATION
Interest paid		50	76
Income taxes paid		789	39
Total cash outflow for leases		107	97

 1 Includes additions to property, plant and equipment and intangible assets for the three months ended March 31, 2022 of $386 and $64 (2021 – $325 and $33), respectively.

  (See Notes to the Condensed Consolidated Financial Statements)

Unaudited	In millions of US dollars except as otherwise noted

Condensed Consolidated Statements of Changes in Shareholders’ Equity

				Accumulated Other Comprehensive (Loss) Income (“AOCI”)

	Number of Common Shares	Share Capital	Contributed Surplus	Loss on Currency Translation of Foreign Operations	Other	Total AOCI	Retained Earnings	Equity Holders of Nutrien (Note 1)	Non- Controlling Interest (Note 1)	Total Equity

BALANCE – DECEMBER 31, 2020	569,260,406	15,673	205	(62)	(57)	(119)	6,606	22,365	38	22,403

Net earnings	-	-	-	-	-	-	127	127	6	133

Other comprehensive (loss) income	-	-	-	(30)	54	24	-	24	-	24

Shares repurchased (Note 7)	(14,978)	(1)	-	-	-	-	-	(1)	-	(1)

Dividends declared	-	-	-	-	-	-	(262)	(262)	-	(262)

Non-controlling interest transactions	-	-	-	-	-	-	-	-	(2)	(2)

Effect of share-based compensation including issuance of common shares	965,744	50	(3)	-	-	-	-	47	-	47
Transfer of net gain on cash flow hedges	-	-	-	-	(3)	(3)	-	(3)	-	(3)

BALANCE – MARCH 31, 2021	570,211,172	15,722	202	(92)	(6)	(98)	6,471	22,297	42	22,339

BALANCE – DECEMBER 31, 2021	557,492,516	15,457	149	(176)	30	(146)	8,192	23,652	47	23,699

Net earnings	-	-	-	-	-	-	1,378	1,378	7	1,385

Other comprehensive income	-	-	-	128	48	176	-	176	-	176

Shares repurchased (Note 7)	(7,648,235)	(212)	-	-	-	-	(375)	(587)	-	(587)

Dividends declared	-	-	-	-	-	-	(265)	(265)	-	(265)

Non-controlling interest transactions	-	-	-	-	-	-	-	-	(11)	(11)

Effect of share-based compensation including issuance of common shares	2,275,861	153	(16)	-	-	-	-	137	-	137
Transfer of net gain on cash flow hedges	-	-	-	-	(3)	(3)	-	(3)	-	(3)
Transfer of net actuarial gain on defined benefit plans	-	-	-	-	(1)	(1)	1	-	-	-

BALANCE – MARCH 31, 2022	552,120,142	15,398	133	(48)	74	26	8,931	24,488	43	24,531

(See Notes to the Condensed Consolidated Financial Statements)

Unaudited	In millions of US dollars except as otherwise noted

Condensed Consolidated Balance Sheets

		March 31		December 31

As at	Note	2022	2021	2021

			Note 1

ASSETS

Current assets

Cash and cash equivalents		577	712	499

Receivables		6,437	4,271	5,366

Inventories		9,068	6,714	6,328

Prepaid expenses and other current assets		943	778	1,653

		17,025	12,475	13,846

Non-current assets

Property, plant and equipment		19,998	19,451	20,016

Goodwill		12,287	12,199	12,220

Other intangible assets		2,334	2,460	2,340

Investments		757	630	703

Other assets		867	678	829

TOTAL ASSETS		53,268	47,893	49,954

LIABILITIES

Current liabilities

Short-term debt		3,033	252	1,560

Current portion of long-term debt		551	14	545

Current portion of lease liabilities		293	260	286

Payables and accrued charges		11,013	8,742	10,052

		14,890	9,268	12,443

Non-current liabilities

Long-term debt		7,519	10,040	7,521

Lease liabilities		929	876	934

Deferred income tax liabilities	5	3,243	3,168	3,165

Pension and other post-retirement benefit liabilities		425	456	419

Asset retirement obligations and accrued environmental costs		1,523	1,610	1,566

Other non-current liabilities		208	136	207

TOTAL LIABILITIES		28,737	25,554	26,255

SHAREHOLDERS’ EQUITY

Share capital	7	15,398	15,722	15,457

Contributed surplus		133	202	149

Accumulated other comprehensive income (loss)		26	(98)	(146)

Retained earnings		8,931	6,471	8,192

Equity holders of Nutrien		24,488	22,297	23,652

Non-controlling interest		43	42	47

TOTAL SHAREHOLDERS’ EQUITY		24,531	22,339	23,699

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		53,268	47,893	49,954

(See	Notes to the Condensed Consolidated Financial Statements)

Unaudited	In millions of US dollars except as otherwise noted

Notes to the Condensed Consolidated Financial Statements

As at and for the Three Months Ended March 31, 2022

NOTE 1  BASIS OF PRESENTATION

Nutrien Ltd. (collectively with its subsidiaries, known as “Nutrien”, “we”, “us”, “our” or “the Company”) is the world’s largest provider of crop inputs and services. Nutrien plays a critical role in helping growers around the globe increase food production in a sustainable manner.

These unaudited interim condensed consolidated financial statements (“interim financial statements”) are based on International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting”. The accounting policies and methods of computation used in preparing these interim financial statements are materially consistent with those used in the preparation of our 2021 annual consolidated financial statements. These interim financial statements include the accounts of Nutrien and its subsidiaries; however, they do not include all disclosures normally provided in annual consolidated financial statements and should be read in conjunction with our 2021 annual audited consolidated financial statements.

Certain immaterial 2021 figures have been reclassified in the condensed consolidated balance sheets and segment note.

In management’s opinion, the interim financial statements include all adjustments necessary to fairly present such information in all material respects. Interim results are not necessarily indicative of the results expected for any other interim period or the fiscal year.

These interim financial statements were authorized by the audit committee of the Board of Directors for issue on May 2, 2022.

NOTE 2  SEGMENT INFORMATION

The Company has four reportable operating segments: Nutrien Ag Solutions (“Retail”), Potash, Nitrogen and Phosphate. The Retail segment distributes crop nutrients, crop protection products, seed and merchandise, and it provides services directly to growers through a network of farm centers in North America, South America and Australia. The Potash, Nitrogen and Phosphate segments are differentiated by the chemical nutrient contained in the products that each produce.

Unaudited	In millions of US dollars except as otherwise noted

	Three Months Ended March 31, 2022

	Retail	Potash	Nitrogen	Phosphate	Corporate and Others	Eliminations	Consolidated

Sales – third party	3,833	1,710	1,497	617	-	-	7,657

– intersegment	28	234	339	79	-	(680)	-

Sales – total	3,861	1,944	1,836	696	-	(680)	7,657

Freight, transportation and distribution	-	94	95	61	-	(47)	203

Net sales	3,861	1,850	1,741	635	-	(633)	7,454

Cost of goods sold	3,016	305	881	428	-	(433)	4,197

Gross margin	845	1,545	860	207	-	(200)	3,257

Selling expenses	722	3	8	2	(2)	(6)	727

General and administrative expenses	45	2	6	3	70	-	126

Provincial mining taxes	-	249	-	-	-	-	249

Share-based compensation expense	-	-	-	-	135	-	135

Other (income) expenses	(12)	(3)	(26)	4	53	5	21

Earnings (loss) before finance costs and income taxes	90	1,294	872	198	(256)	(199)	1,999

Depreciation and amortization	169	112	123	41	16	-	461

EBITDA [1]	259	1,406	995	239	(240)	(199)	2,460

Integration and restructuring related costs	-	-	-	-	9	-	9

Share-based compensation expense	-	-	-	-	135	-	135

COVID-19 related expenses	-	-	-	-	5	-	5

Foreign exchange loss, net of related derivatives	-	-	-	-	25	-	25

Gain on disposal of investment	(19)	-	-	-	-	-	(19)

Adjusted EBITDA	240	1,406	995	239	(66)	(199)	2,615

Assets – at March 31, 2022	24,910	13,578	11,512	1,814	2,467	(1,013)	53,268
1 EBITDA is calculated as net earnings (loss) before finance costs, income taxes, and depreciation and amortization.

	Three Months Ended March 31, 2021

	Retail	Potash	Nitrogen	Phosphate	Corporate and Others	Eliminations	Consolidated

Sales – third party	2,960	631	695	372	-	-	4,658

– intersegment	12	90	160	72	-	(334)	-

Sales – total	2,972	721	855	444	-	(334)	4,658

Freight, transportation and distribution	-	110	95	59	-	(53)	211

Net sales	2,972	611	760	385	-	(281)	4,447

Cost of goods sold	2,320	291	610	319	-	(249)	3,291

Gross margin	652	320	150	66	-	(32)	1,156

Selling expenses	667	3	7	2	(6)	-	673

General and administrative expenses	39	2	2	2	58	-	103

Provincial mining taxes	-	58	-	-	-	-	58

Share-based compensation expense	-	-	-	-	23	-	23

Other expenses (income)	15	1	(26)	3	28	-	21

(Loss) earnings before finance costs and income taxes	(69)	256	167	59	(103)	(32)	278

Depreciation and amortization	177	124	129	38	12	-	480

EBITDA	108	380	296	97	(91)	(32)	758

Integration and restructuring related costs	1	-	-	-	9	-	10

Share-based compensation expense	-	-	-	-	23	-	23

Impairment of assets	-	-	4	-	-	-	4

COVID-19 related expenses	-	-	-	-	9	-	9

Foreign exchange loss, net of related derivatives	-	-	-	-	2	-	2

Adjusted EBITDA	109	380	300	97	(48)	(32)	806

Assets – at December 31, 2021	22,387	13,148	11,093	1,699	2,266	(639)	49,954

Unaudited	In millions of US dollars except as otherwise noted

Presented below is revenue from contracts with customers disaggregated by product line or geographic location for each reportable segment.

	Three Months Ended March 31
	2022	2021
Retail sales by product line
Crop nutrients	1,587	1,016
Crop protection products	1,387	1,085
Seed	458	463
Merchandise	234	230
Nutrien Financial	49	25
Services and other [1]	175	165
Nutrien Financial elimination [1,2]	(29)	(12)

	3,861	2,972

Potash sales by geography

Manufactured product

North America	927	442

Offshore [3]	1,017	279

	1,944	721

Nitrogen sales by product line

Manufactured product

Ammonia	591	188

Urea	484	274

Solutions, nitrates and sulfates	474	197

Other nitrogen and purchased products	287	196

	1,836	855

Phosphate sales by product line

Manufactured product

Fertilizer	432	272

Industrial and feed	184	126

Other phosphate and purchased products	80	46

	696	444

  1  Certain immaterial 2021 figures have been reclassified.

  2  Represents elimination for the interest and service fees charged by Nutrien Financial to Retail branches.

  3  Relates to Canpotex Limited (“Canpotex”) (Note 9) and includes provisional pricing adjustments for the three months ended March 31, 2022 of $62 (2021 – $6)

NOTE 3 SHARE-BASED COMPENSATION

The following table summarizes the awards granted under our existing share-based compensation plans described in Note 5 of our 2021 annual consolidated financial statements:

	Three Months Ended March 31
	2022	2021

Stock options:

Granted (number of units)	375,483	1,518,490

Weighted average grant date fair value (US dollars)	20.49	11.77

Cash-settled share-based awards granted (number of units) [1]	970,461	1,198,148
1 For performance share units granted subsequent to January 1, 2022, return on invested capital over a three-year performance cycle is compared to Board-approved targets as an additional performance condition.

Unaudited	In millions of US dollars except as otherwise noted

NOTE 4 OTHER EXPENSES (INCOME)

	Three Months Ended March 31
	2022	2021

Integration and restructuring related costs	9	10

Foreign exchange loss, net of related derivatives	25	2

Earnings of equity-accounted investees	(41)	(20)

Bad debt expense	-	2

COVID-19 related expenses	5	9

Gain on disposal of investment	(19)	-

Impairment of assets	-	4

Other expenses	42	14

	21	21

NOTE 5 INCOME TAXES

A separate estimated average annual effective income tax rate was determined for each taxing jurisdiction and applied individually to the interim period pre-tax earnings for each jurisdiction.

	Three Months Ended March 31
	2022	2021

Income tax expense	505	25

Actual effective tax rate on earnings (%)	26	16

Actual effective tax rate including discrete items (%)	27	16

Discrete tax adjustments that impacted the tax rate	8	-

Income tax balances within the condensed consolidated balance sheets were comprised of the following:

Income Tax Assets and Liabilities	Balance Sheet Location	As at March 31, 2022	As at December 31, 2021
Income tax assets
Current	Receivables	299	223
Non-current	Other assets	166	166
Deferred income tax assets	Other assets	299	262
Total income tax assets		764	651
Income tax liabilities
Current	Payables and accrued charges	338	606
Non-current	Other non-current liabilities	54	44
Deferred income tax liabilities	Deferred income tax liabilities	3,243	3,165
Total income tax liabilities		3,635	3,815

Unaudited	In millions of US dollars except as otherwise noted

NOTE 6  FINANCIAL INSTRUMENTS

Fair Value

Estimated fair values for financial instruments are designed to approximate amounts for which the instruments could be exchanged in a current arm’s-length transaction between knowledgeable, willing parties. The valuation policies and procedures for financial reporting purposes are determined by our finance department. There have been no changes to our valuation methods presented in Note 10 of the 2021 annual consolidated financial statements and those valuation methods have been applied in these interim financial statements.

The following table presents our fair value hierarchy for financial instruments carried at fair value on a recurring basis or measured at amortized cost:

	March 31, 2022				December 31, 2021

Financial assets (liabilities) measured at	Carrying Amount	Level 1	Level 2	Level 3	Carrying Amount	Level 1	Level 2	Level 3

Fair value on a recurring basis [1]

Cash and cash equivalents	577	-	577	-	499	-	499	-

Derivative instrument assets	26	-	26	-	19	-	19	-

Other current financial assets - marketable securities [2]	139	20	119	-	134	19	115	-

Investments at FVTOCI [3]	275	265	-	10	244	234		10

Derivative instrument liabilities	(42)	-	(42)	-	(20)	-	(20)	-

Amortized cost

Current portion of long-term debt

Notes and debentures	(500)	(502)	-	-	(500)	(506)	-	-

Fixed and floating rate debt	(51)	-	(51)	-	(45)	-	(45)	-

Long-term debt

Notes and debentures	(7,422)	(3,403)	(4,419)	-	(7,424)	(4,021)	(4,709)	-

Fixed and floating rate debt	(97)	-	(97)	-	(97)	-	(97)	-

1  During the periods ended March 31, 2022 and December 31, 2021, there were no transfers between levelling for financial instruments measured at fair value on a recurring basis.

2  Marketable securities consist of equity and fixed income securities. We determine the fair value of equity securities based on the bid price of identical instruments in active markets. We value fixed income securities using quoted prices of instruments with similar terms and credit risk.

3  Investments at fair value through other comprehensive income (“FVTOCI”) is primarily comprised of shares in Sinofert Holdings Ltd.

Unaudited	In millions of US dollars except as otherwise noted

NOTE 7  SHARE CAPITAL

Share Repurchase Programs

	Commencement Date	Expiry	Maximum Shares for Repurchase	Maximum Shares for Repurchase (%)	Number of Shares Repurchased

2020 Normal Course Issuer Bid	February 27, 2020	February 26, 2021	28,572,458	5	710,100

2021 Normal Course Issuer Bid	March 1, 2021	February 28, 2022	28,468,448	5	15,982,154

2022 Normal Course Issuer Bid [1]	March 1, 2022	February 28, 2023	55,111,110	10	7,648,235
1 The 2022 normal course issuer bid will expire earlier than the date above if we acquire the maximum number of common shares allowable or otherwise decide not to make any further repurchases.

Purchases under the normal course issuer bids were, or may be, made through open market purchases at market prices as well as by other means permitted by applicable securities laws, including private agreements.

The following table summarizes our share repurchase activities during the period:

	Three Months Ended March 31
	2022	2021
Number of common shares repurchased for cancellation	7,648,235	14,978
Average price per share (US dollars)	76.79	52.93
Total cost	587	1

As of April 29, 2022, an additional 1,423,389 common shares were repurchased for cancellation at a cost of $150 and an average price per share of $105.38.

Dividends Declared

We declared a dividend per share of $0.48 (2021 – $0.46) during the three months ended March 31, 2022, payable on April 14, 2022 to shareholders of record on March 31, 2022.

NOTE 8  SEASONALITY

Seasonality in our business results from increased demand for products during planting season. Crop input sales are generally higher in spring and fall application seasons. Crop input inventories are normally accumulated leading up to each application season. The results of this seasonality have a corresponding effect on receivables from customers and rebates receivables, inventories, prepaid expenses and other current assets and trade payables. Our short-term debt also fluctuates during the year to meet working capital needs. Our cash collections generally occur after the application season is complete, while customer prepayments made to us are typically concentrated in December and January and inventory prepayments paid to our suppliers are typically concentrated in the period from November to January. Feed and industrial sales are more evenly distributed throughout the year.

NOTE 9  RELATED PARTY TRANSACTIONS

We sell potash outside Canada and the United States exclusively through Canpotex. Canpotex sells potash to buyers in export markets pursuant to term and spot contracts at agreed upon prices. Our revenue is recognized at the amount received from Canpotex representing proceeds from their sale of potash, less net costs of Canpotex. Sales to Canpotex are shown in Note 2.

As at	March 31, 2022	December 31, 2021

Receivables from Canpotex	951	828